Filed Pursuant to Rule 424(b)(3)
File No. 333-49092


                               RADISYS CORPORATION

                                  $100,000,000

      5 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2007 AND THE COMMON STOCK ISSUABLE UPON CONVERSION OF THE NOTES.

         We issued the notes in a private placement in August 2000. This prospectus will be used by selling securityholders to resell their notes and the common stock issuable upon conversion of their notes.

         The notes are convertible before maturity into common stock at an initial conversion price of $67.8038 per share, subject to adjustment in certain events. We will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2001. The notes will mature on August 15, 2007, unless earlier converted or redeemed.

         We may redeem all or a portion of the notes on or after August 20, 2003. In addition, the holders may require us to repurchase the notes upon a fundamental change before August 15, 2007.


         Our common stock is traded on the Nasdaq National Market under the symbol "RSYS." On November 24, 2000, the last sale price for our common stock as reported on the Nasdaq National Market was $30.375 per share.


         SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF RISKS RELATED TO AN INVESTMENT IN THESE SECURITIES.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------------

         You should rely only on the information provided in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. Neither we, nor any other person on our behalf, is making an offer to sell or soliciting an offer to buy any of the securities described in this prospectus in any state where the offer is not permitted by law. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. There may have been changes in our affairs since the date of the prospectus.

                                -----------------

               The date of this prospectus is November 24, 2000.


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                                TABLE OF CONTENTS

                                                                          PAGE

Where You Can Find More Information..........................................1
Summary......................................................................3
Risk Factors.................................................................8
Use Of Proceeds.............................................................18
Ratio Of Earnings To Fixed Charges..........................................18
Description Of Notes........................................................19
Description Of Capital Stock................................................40
Certain United States Federal Income Tax Consequences.......................42
Selling Securityholders.....................................................51
Plan Of Distribution........................................................54
Legal Matters...............................................................56
Experts.....................................................................56

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You can inspect and copy our reports, proxy statements, and other information filed with the SEC at the offices of the SEC's Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Rooms. The SEC maintains an Internet Web site at http://www.sec.gov/ where you can obtain some of our SEC filings. In addition, you can inspect our reports, proxy materials and other information at the offices of the Nasdaq Stock Market at 1735 K Street NW, Washington D.C. 20006.

         We filed a registration statement on Form S-3 to register with the SEC the notes and common stock issuable on conversion of the notes. This document is a part of that registration statement and constitutes a prospectus of RadiSys. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This document incorporates by reference the documents set forth below that we have previously filed with the SEC:

         -    Annual Report on Form 10-K for the year ended December 31, 1999.

         -    Quarterly Report on Form 10-Q for the quarter ended March 31,
              2000.

         -    Quarterly Report on Form 10-Q for the quarter ended June 30,
              2000.

         -    Quarterly Report on Form 10-Q for the quarter ended September 30,
              2000.

         -    Current Report on Form 8-K dated December 28, 1999, as amended.

         - Current Reports on Form 8-K dated August 4, 2000, September 7, 2000, October 18, 2000 and October 30, 2000.

         - The description of our common stock contained in our registration statement under the Exchange Act, including any amendment or report updating the description.

         In addition, we incorporate by reference all documents we will file with the SEC in the future under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the termination of this offering. We refer to these documents, and the documents listed above, in this prospectus as "incorporated documents." You should consider any statement contained in an incorporated document to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed incorporated document modifies or replaces such statement. Any such statement so modified or replaced will not be deemed to be a part of this prospectus, except as so modified or superseded. You should consider all incorporated documents a part of this prospectus.

         We have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, we will deliver to the trustee, to each holder of notes and to each prospective purchaser of notes identified to us by an initial purchaser the annual and quarterly financial statements included in reports we file with the SEC.

         You may request, without charge, a copy of any incorporated document (excluding exhibits, unless we have specifically incorporated an exhibit in an incorporated document) by writing or telephoning us at our principal executive offices at the following address:

                           RadiSys Corporation
                           5445 NE Dawson Creek Drive
                           Hillsboro, Oregon  97124
                           Attention:  Chief Financial Officer
                           Telephone:  (503) 615-1100

                                     SUMMARY

         THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS AND IN THE INCORPORATED DOCUMENTS. THIS SUMMARY IS NOT COMPLETE AND DOES NOT CONTAIN ALL THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR NOTES OR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK OF INVESTING IN OUR SECURITIES DISCUSSED UNDER "RISK FACTORS," AND YOU SHOULD REVIEW OUR FINANCIAL STATEMENTS IN THE INCORPORATED DOCUMENTS BEFORE MAKING AN INVESTMENT DECISION.

                               RADISYS CORPORATION

         We are a leading provider of embedded computer solutions for the next-generation Internet, communications, industrial automation and medical equipment markets. Embedded computers perform one or more critical system control functions in a larger system and adhere to specific requirements regarding size, reliability and ability to withstand the demands of extreme environmental conditions. Our embedded computer solutions are design-intensive and require substantial engineering know-how and a comprehensive understanding of the end product into which they are incorporated.

         We sell our embedded computer solutions to original equipment manufacturers, or OEMs. Our customers include many leading OEMs, such as AG Communication Systems, Agilent Technologies, Inc., Alcatel, Applied Materials, Inc., Cisco Systems, Inc., Comverse Technology, Inc., Fuji Machine Manufacturing Company, International Business Machines Corporation, Lucent Technologies, Inc., Nokia Corporation, Nortel Networks Corporation and Philips Medical Systems N.E.D. B.V. Our customers use our solutions in a broad range of applications such as:

COMMUNICATIONS                                INDUSTRIAL AUTOMATION
   Voice message systems                         Semiconductor manufacturing
   Cellular base station controllers               equipment
   Private branch exchange, or PBX, systems      Electronics assembly equipment
   Voice gateways
   Network switches                           MEDICAL EQUIPMENT
   Call centers                                  Blood analyzers
   Intelligent network servers                   Patient monitors
   Telecommunications billing systems            X-ray machines

         In recent years, faster time-to-market requirements, the increasing complexity of electronic systems and components and a growing trend to rationalize internal manufacturing resources have led to significant growth in the outsourcing of design and manufacture of components, electronics subsystems and complete systems by OEMs. We have responded to this opportunity by offering embedded computer solutions that incorporate a broad set of layered, electronic building blocks. We believe these building blocks enable us to meet the diverse needs of our customers and enable them to achieve a faster time to market. Our building blocks incorporate hardware and software and range in terms of their level of integration from custom-designed chips to single-board computers to subsystems to complete systems. Our building blocks support both peripheral component interconnect, or PCI, and CompactPCI, the two dominant bus architectures of systems within the communications and our other target markets. We have four categories of building blocks that we believe enable us to build complete systems in each of our target markets.

         - CENTRAL PROCESSING UNIT. Central processing units, or CPUs, provide the primary logic processing and system control functions in a system. We have significant expertise in developing CPU building blocks based on Intel architectures, including the Celeron, Pentium, Pentium II, Pentium III, IXP and StrongArm processors, which run industry standard operating systems and applications. Embedded CPUs have been our heritage since incorporation in 1987.

         - DIGITAL SIGNAL PROCESSING. Digital signal processing, or DSP, converts analog signals, like voice, video, music and graphics, to and from digital signals. Our DSP building blocks include both software and hardware that support the Texas Instruments C6x DSP architecture.

         - WIDE AREA NETWORK CONNECTIVITY. Wide area network, or WAN, connectivity enables the exchange of information across long distances using various voice and data communications technologies. Our WAN connectivity building blocks include network interface hardware and software designed to enable applications such as Internet access for electronic commerce servers. We acquired this expertise through our acquisition of IBM's ARTIC division.

         - SYSTEMS INTEGRATION. We can design, configure, manufacture, package and test a wide range of components, single-board computers, subsystems and complete systems to provide products that meet the requirements of our OEM customers. We acquired this expertise through our acquisition of Texas Micro Inc., which added subsystem integration capabilities and expertise in PCI bus architecture, and our acquisition of IBM's Open Computing Platform, or OCP, division, which added complete system integration capabilities.

         We believe an increasing portion of embedded computer solutions is and will continue to be based on Intel processor architecture. We have approximately 230 engineers and technicians with extensive expertise in Intel architecture, and we are one of only ten applied computer platform providers for Intel Corporation. We work closely with Intel's Embedded Architecture Division to develop and market chip-level, board-level, subsystem-level and system-level products for the embedded computer market to facilitate the implementation of Intel architecture and Internet eXchange Architecture designs into a broadening array of new OEM products.

         We intend to capitalize on our position as a leading provider of embedded computer solutions to become the preeminent supplier of electronic building blocks to major OEMs in the next-generation Internet, communications, industrial automation and medical equipment markets. We seek to achieve our goal by:

          - leveraging our broad set of layered, electronic building blocks to become a complete system provider to a larger number of OEMs,

          - capitalizing on our substantial expertise in the Intel architecture to increase our market share, and

          - expanding our "virtual division" presence within an increasing number of our OEM customers to increase design wins.

         We are incorporated under the laws of Oregon. Our principal executive offices are located at 5445 NE Dawson Creek Drive, Hillsboro, Oregon 97124, and our telephone number is (503) 615-1100.

                                  THE OFFERING

         The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of Notes" in this prospectus.

Securities offered.........      $100,000,000 principal amount of 5 1/2%
                                 Convertible Subordinated Notes due 2007 and shares of our common stock issued upon conversion of the notes.

Maturity Date..............      The notes will mature on August 15, 2007,
                                 unless earlier redeemed or converted.

Interest...................      We will pay 5 1/2% per annum on the principal
                                 amount of notes, payable semiannually on February 15 and August 15, beginning February
                                 15, 2001.

Conversion rights..........      The notes are convertible, at the option of the
                                 holder, at any time on or before maturity, unless previously redeemed or repurchased, into shares of our common stock initially at a conversion price of $67.8038 per share, which is equal to a conversion rate of 14.7484 shares per $1,000 principal amount of notes. The conversion rate is subject to adjustment.

Ranking....................      The notes are unsecured and subordinated to our
                                 existing and future senior indebtedness, as defined. In addition, the notes effectively rank junior to our subsidiaries' liabilities.
                                 At September 30, 2000, we had no senior
                                 indebtedness outstanding, and the aggregate amount of liabilities of our subsidiaries was approximately $19.1 million. Because the notes are subordinated, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on the senior indebtedness, holders of the notes will not receive any payment until holders of the senior indebtedness have been paid in full. The indenture under which the notes are issued does not prevent us or our subsidiaries from incurring additional senior indebtedness or other obligations.

Provisional redemption.....      The notes will not be redeemable before August
                                 20, 2003. We may redeem all or a portion of the notes at our option on or after August 20, 2003 at the redemption prices listed in this prospectus, plus accrued and unpaid interest, provided that the notes will only be redeemable if the closing price of our common stock equals or exceeds 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of the notice of the provisional redemption.

Change of control repurchase     Upon a change of control event, each holder of
                                 the notes may require us to repurchase some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

Form and Denomination......      The notes will be issued in registered form in
                                 the minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

Use of proceeds............      We will not receive any of the proceeds from
                                 the sale by any selling securityholder of the notes or the underlying common stock.

Registration rights........      We have agreed to file with the Securities and
                                 Exchange Commission a shelf registration statement for the resale of the notes and the common stock issuable upon conversion. We have agreed to use reasonable efforts to keep that registration statement of which this prospectus forms a part, effective until August 9, 2002.
                                 If we do not comply with these and other registration obligations, we will be required to pay liquidated damages to the holders of the notes or the common stock issuable upon conversion.

Trading....................      The notes are designated as eligible for
                                 trading in the PORTAL Market; however, we provide no assurance as to the liquidity of, or trading markets for, the notes. Our common stock is quoted on the Nasdaq National Market under the symbol "RSYS."

Risk Factors...............      See "Risk Factors" and the other information in
                                 this prospectus for a discussion of the factors you should carefully consider before deciding to invest in the notes or the common stock issued upon conversion of the notes.

                                  RISK FACTORS

         IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN OUR COMPANY AND ITS BUSINESS.

OUR PERIOD-TO-PERIOD REVENUE AND OPERATING RESULTS FLUCTUATE SIGNIFICANTLY, WHICH MAY RESULT IN VOLATILITY IN THE PRICE OF OUR COMMON STOCK.

         Our period-to-period revenue and operating results have varied in the past and we expect they will continue to vary in the future, and any such fluctuations may cause our stock price to fluctuate. Accordingly, you should not rely on the results of any past quarterly or annual periods as an indication of our future performance. In future periods our operating results may be below the expectations of public market analysts and investors, which could cause the price of our common stock to decline, perhaps significantly.

         A number of factors may contribute to fluctuations in our revenues and operating results. We may have difficulty predicting the volume and timing of orders for our products, and delays in closing orders can cause our operating results to fall substantially short of anticipated levels for any period. Delays by our OEM customers in producing products that incorporate our products also could cause our operating results to fall short of anticipated levels. Other factors that may particularly contribute to fluctuations in our revenue and operating results include:

         - our success in achieving design wins in which our products are designed into those of our customers;

         - the market acceptance of the OEM products that incorporate our products;

         -        the rate of adoption of new products;

         -        competition from new technologies and other companies; and

         -        the variability of the life cycles of our customers' products.

BECAUSE OF OUR DEPENDENCE ON OUR RELATIONSHIP WITH INTEL AND ITS PRODUCTS, ANY DISRUPTION OF OUR RELATIONSHIP WITH INTEL, OR ANY DOWNTURN IN INTEL'S BUSINESS, COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS.

         Our success is significantly dependent on Intel's continued commitment to the embedded computer market. Most of our embedded computer systems are based on Intel's architecture. Intel's decision to de-emphasize or withdraw support of the embedded computer segment of the computer market would have a material adverse effect on our business, financial condition and results of operations.

         In addition, we have designed and manufactured embedded computer solutions for Intel, received research and development funding from Intel for the development of various embedded computer systems, engaged in joint planning and marketing programs with Intel and relied in part on Intel's distributors to market our products. Any adverse development in our relationships with Intel could have a material adverse effect on our business, financial condition and results of operations.

         Finally, our reliance on Intel's architecture renders us vulnerable to changes in microprocessor technology. For example, if the architectures used in the microprocessors of Intel's competitors, such as Advanced Micro Devices and Motorola, Inc., become standard in the embedded computer industry, demand for our embedded computer solutions may decline. Any failure on our part to use the most current technology in our products could have a material adverse effect on our business, results of operations and financial condition.

WE DEPEND ON THE COMMUNICATIONS MARKET AND ANY INABILITY TO SELL OUR PRODUCTS TO THIS MARKET COULD HAVE A SUBSTANTIALLY NEGATIVE IMPACT ON OUR REVENUES.

         We derive a substantial portion of our product revenues from sales of products for communications applications. The communications market is characterized by intense competition and rapid technological change. In addition, although the communications market has grown rapidly in the last few years, this market may not continue to grow or a significant slowdown in this market may occur.

         Products for communications applications are often based on industry standards, which are continually evolving. Our future success will depend, in part, upon our ability to successfully develop and introduce new products based on emerging industry standards. Our failure to conform to the standards could render our existing products unmarketable or obsolete. If the communications market develops new standards, we may be unable to successfully design and manufacture new products that address the needs of our customers or achieve substantial market acceptance.

IF WE DO NOT ACHIEVE DESIGN WINS WITH KEY OEMS, WE MAY BE UNABLE TO SECURE DESIGN WINS FROM, AND THEREFORE MAKE SALES OF OUR PRODUCTS TO, THESE CUSTOMERS IN THE FUTURE, WHICH COULD LIMIT OUR GROWTH.

         Once an OEM has designed an embedded computer solution into its products, the OEM may be reluctant to change its solution source due to the significant costs associated with qualifying a new supplier. Accordingly, the failure to achieve design wins with key OEMs who have chosen a competitor's solution could create barriers to future sales opportunities with such OEMs and could limit our growth.

IF LEADING OEMS DO NOT INCORPORATE OUR SOLUTIONS IN SUCCESSFUL PRODUCTS, SALES OF OUR PRODUCTS WILL DECLINE SIGNIFICANTLY.

         We rely on OEMs, such as Nokia and Nortel, to include our solutions in their products. We further rely on their products to be successful, and if they are not, we will not sell our solutions in large quantities to these OEMs. Accordingly, we must correctly anticipate the price, performance and functionality requirements of the OEMs. We also must successfully develop products that meet these requirements and make these products available on a timely basis and in sufficient quantities. Moreover, if there is consolidation in any of our target markets, especially communications, or if a small number of OEMs otherwise dominate any of these markets, then our success will depend on our ability to establish and maintain relationships with these market leaders. If we do not anticipate trends in any of our markets or fail to meet the requirements of OEMs, or if we do not successfully establish and maintain relationships with leading OEMs, then our business, financial condition and results of operations could be seriously harmed.

IF WE DELIVER PRODUCTS WITH DEFECTS, OUR CREDIBILITY COULD BE HARMED, AND MARKET ACCEPTANCE AND SALES OF OUR PRODUCTS COULD DECREASE.

         Our products are complex and have contained errors, defects and bugs when introduced. If we deliver products with errors, defects or bugs, our credibility and the market acceptance and sales of our products could be harmed. Further, if our products contain errors, defects and bugs, then we may be required to expend significant capital and resources to alleviate such problems. Defects could also lead to product liability as a result of product liability lawsuits against us or against our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. Product liability litigation arising from errors, defects or bugs, even if it resulted in an outcome favorable to us, would be time consuming and costly to defend. Existing or future laws or unfavorable judicial decisions could negate any limitation of liability provisions that are included in our license agreements. A successful product liability claim could seriously harm our business, financial condition and results of operations.

         We maintain $21 million of insurance coverage for product liability claims. Although we believe this coverage is adequate, we do not assure you that coverage under insurance policies will be adequate to cover product liability claims against us. In addition, product liability insurance could become more expensive and difficult to maintain and in the future may not be available on commercially reasonable terms or at all. The amount and scope of any insurance coverage may be inadequate if a product liability claim is successfully asserted against us.

OUR STOCK AND THE NOTES WILL LIKELY BE SUBJECT TO SUBSTANTIAL PRICE AND VOLUME FLUCTUATIONS DUE TO A NUMBER OF FACTORS, MANY OF WHICH WILL BE BEYOND OUR CONTROL, THAT MAY PREVENT YOU FROM RESELLING OUR NOTES AND STOCK AT A PROFIT.

         The securities markets have experienced significant price and volume fluctuations and the market prices of the securities of technology companies have been especially volatile. The market price of the notes or our common stock may experience significant fluctuations in the future. For example, our common stock price has fluctuated from a high of $65.75 to a low of $21.63 during the 52 weeks ended October 27, 2000. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock, or the notes, in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock or the notes could decrease significantly. Investors may be unable to resell the notes at or above the offering price.

BECAUSE WE DEPEND ON A FEW SUPPLIERS OR, IN SOME CASES, ONE SUPPLIER FOR SOME OF THE COMPONENTS WE USE TO MANUFACTURE OUR PRODUCTS, A LOSS OF THAT SUPPLIER OR A SHORTAGE OF ANY OF THOSE COMPONENTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We depend on third parties for a continuous supply of the components we use in the manufacture of our products. Some of these components are obtained from a single supplier, or a limited number of suppliers. For example, we are dependent solely on Intel for the supply of microprocessors and other components, and we depend on Maxim Integrated Products, Inc., Linear Technology Corporation, Infineon Technologies A.G. (formerly Siemens Semiconductor) and Texas Instruments Incorporated as sole source suppliers for other components. We rely on external suppliers for bare printed-circuit boards, machine-inserted through-hole circuit boards, semiconductor components and mechanical assemblies. Although many of the components used in our manufacturing operation are available from a number of alternative sources, some of the components are obtained from a single supplier or a limited number of suppliers. We would encounter difficulty in locating alternative sources of supply for some of these components. Moreover, suppliers may discontinue or upgrade products, some of which are incorporated into our products. Any limitation, discontinuance or upgrade could require us to redesign a product to incorporate newer or alternative technology. If we were to change any of our sole or limited source vendors, we would be required to requalify each new vendor. Requalification could prevent or delay product shipments that could negatively affect our results of operations. We have no long-term contract with any suppliers of components. The electronics industry has experienced product shortages, some of which have been both prolonged and severe. Because of capacity constraints in the electronic component industry, we have at times experienced supply shortages of our components. These shortages have adversely affected component prices and have resulted in the delay of shipments of products incorporating these components. Our failure to obtain adequate supplies of components or increases in the cost of components could have a material adverse effect on our business, financial condition and results of operations.

ACQUISITIONS MAY BE COSTLY AND DIFFICULT TO INTEGRATE, DIVERT MANAGEMENT RESOURCES OR DILUTE SHAREHOLDER VALUE.

         We have considered and completed strategic acquisitions in the past, and in the future we expect to acquire or make investments in complementary companies, products or technologies. We may not be able to integrate these companies, products or technologies successfully. In connection with these acquisitions or investments we could

         - issue stock that would dilute our existing shareholders' percentage ownership,

         -        incur debt and assume liabilities, and

         - incur amortization expenses related to goodwill and other intangible assets or incur large and immediate write-offs.

         Our recent acquisitions and future potential acquisitions also may pose additional risks to our operations, including:

         - problems combining the purchased operations, technologies or products;

         -        unanticipated costs;

         -        diversion of management's attention from our core business;

         - adverse effects on business relationships with our suppliers and customers and those of the acquired company;

         - entering markets in which we have no, or limited, prior experience; and

         - potential loss of key employees, particularly those of the acquired organization.

         We anticipate that one or more potential acquisition opportunities, including some that would be material, may become available in the future. If attractive acquisition opportunities become available, we intend to pursue them actively. Any failure to successfully integrate a future acquisition may harm our business.

COMPETITION IN THE MARKET FOR EMBEDDED COMPUTER SOLUTIONS IS INTENSE, AND COULD REDUCE OUR SALES AND PREVENT US FROM MAINTAINING PROFITABILITY.

         The market for embedded computer solutions is intensely competitive, highly fragmented and rapidly changing. We expect competition to persist and intensify, which could result in price reductions, reduced gross margins and loss of market share for our products.

         We compete with a number of companies providing embedded computer solutions, including AudioCodes Ltd., Brooktrout, Inc., Motorola, Inc. and Natural Microsystems

Corporation. Our competitors vary in size and in the scope and breadth of the products they offer. In addition, because many of our OEM customers have historically designed and manufactured or contracted for the manufacture of embedded computer systems in-house and therefore view their embedded computer requirements from a make-versus-buy perspective, we often compete against our OEM customers' in-house capabilities. We also compete with off-the-shelf product manufacturers and electronics contract manufacturers such as Solectron Corporation. Finally, we compete against embedded computer solutions that rely on architectures other than Intel architecture, including the PowerPC architecture manufactured by IBM and Motorola.

         Some of our competitors and potential competitors have a number of significant advantages over us, including:

         -        a longer operating history,

         -        more extensive name recognition and marketing power,

         - preferred vendor status with our existing and potential customers and

         - significantly greater financial, technical, marketing and other resources, giving them the ability to respond more quickly to new or changing opportunities, technologies and customer requirements.

         In addition, existing or potential competitors may establish cooperative relationships with each other or with third parties, or adopt aggressive pricing policies to gain market share.

         As a result of increased competition, we could encounter significant pricing pressures. These pricing pressures could result in significantly lower average selling prices for our products. We may not be able to offset the effects of any price reductions with an increase in the number of our customers, cost reductions or otherwise. In addition, many of the industries we serve, such as the communications industry, are encountering consolidation, or are likely to encounter consolidation in the near future, which could result in increased price and other competition.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO ADDITIONAL POLITICAL, ECONOMIC AND REGULATORY RISKS NOT FACED BY BUSINESSES THAT OPERATE ONLY IN THE UNITED STATES.

         We conduct international operations in Europe and Asia. Sales outside the United States accounted for 29% of our revenues for 1998, 37% of our revenues for 1999 and 43% of our revenues for the six months ended June 30, 2000. Our international operations are subject to risks similar to those affecting our U.S. operations, as well as a number of other risks, including:

         -        longer accounts receivable collection cycles;

         - expenses associated with localizing products for foreign markets;

         - difficulties in managing operations across disparate geographic areas;

         -        difficulties in hiring qualified local personnel;

         -        foreign currency exchange rate fluctuations;

         - difficulties associated with enforcing agreements and collecting receivables through foreign legal systems; and

         - unexpected changes in regulatory requirements that impose multiple conflicting tax laws and regulations.

         In addition, various jurisdictions outside the United States have laws limiting the right and ability of non-United States subsidiaries and affiliates to pay dividends and remit earnings to affiliated companies unless specified conditions exist. Our ability to expand the sale of our products internationally is also limited by the necessity of obtaining regulatory approval in new countries.

         We sell to customers primarily in U.S. dollars. Some portion of our international sales, however, are denominated in currencies other than U.S. dollars, and thus we are exposed to risks associated with exchange rate fluctuations. An increase in the value of the U.S. dollar relative to foreign currencies could adversely affect our results.

NEW TECHNOLOGIES COULD RENDER OUR PRODUCTS OBSOLETE.

         The market for embedded computers is characterized by rapid technological change, evolving industry standards, changes in consumer demands and frequent new product introductions. If we are unable to adapt to our rapidly changing market on a cost-effective and timely basis, our business, financial condition and results of operations will be materially and adversely affected. Advances in embedded computer technology could lead to new competitive technologies and products that have better performance or lower prices than our products, and could render our products obsolete and unmarketable.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY, WE MAY LOSE A VALUABLE COMPETITIVE ADVANTAGE OR BE FORCED TO INCUR COSTLY LITIGATION TO PROTECT OUR RIGHTS.

         Our future success and ability to compete depends in part upon our proprietary technology, but our protective measures may prove inadequate to protect our proprietary rights. Sixteen U.S. patents have been issued to us and we have pending one additional U.S. patent application and one foreign application covering technology incorporated into our products. We also rely on a combination of copyright, trademark and trade secret laws and contractual provisions to establish and protect our proprietary rights.

         Despite our efforts to protect our intellectual property, a third party could copy or otherwise obtain our proprietary information without authorization, or could develop technology competitive to ours. Our competitors may independently develop similar technology, duplicate our products or design around our intellectual property rights. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States, and we expect the use of our products will become more difficult to monitor if we increase our international presence. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets or know-how or to determine their scope, validity or enforceability. Enforcing or defending our intellectual property rights is expensive, could cause the diversion of our resources and may not prove successful. If we are unable to protect our intellectual property, we may lose a valuable competitive advantage.

IF WE BECOME SUBJECT TO INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS, THESE CLAIMS COULD BE COSTLY AND TIME CONSUMING TO DEFEND, DIVERT MANAGEMENT ATTENTION OR CAUSE PRODUCT DELAYS.

         Any intellectual property infringement claims against us, with or without merit, could be costly and time consuming to defend, divert our management's attention or cause product delays. We expect that embedded computer manufacturers will be increasingly subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlaps. In addition, from time to time we have received correspondence claiming that some of our products may be infringing one or more patents. None of these allegations has resulted in litigation. We believe we have credible arguments that these patents are either invalid, not infringed or would not be enforced by a court. If, however, our products were found to infringe a third party's proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products and be subject to claims for damages. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. We cannot assure you that any of the foregoing actions, if successful, would not have a material adverse effect on our business.

WE HAVE INCREASED OUR INDEBTEDNESS SUBSTANTIALLY.

         As a result of the sale of the notes, we incurred $100 million of additional indebtedness, increasing our long-term debt to equity ratio (expressed as a percentage) from 0% to approximately 62.5% as of June 30, 2000, on an as adjusted basis to give effect to the sale of the notes. Our indebtedness presents risks to investors, including the possibility that we may be unable to generate cash sufficient to pay the principal of and interest on the indebtedness. Our ability to make principal and interest payments on our indebtedness will be dependent on our future operating performance, which is dependent on a number of factors, many of which are beyond our control. These factors include prevailing economic conditions and financial, competitive, regulatory and other factors affecting our business and operations, and may be dependent on the availability of borrowings. If we do not have sufficient available resources to repay any indebtedness when it becomes due and payable, we may find it necessary to refinance our indebtedness, and any refinancing may not be available, or available on reasonable terms. Additionally, our indebtedness could have a material adverse effect on our future operating performance, including the following:

         - a significant portion of our cash flow from operations will be dedicated to debt service payments, thereby reducing the funds available for other purposes;

         - our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes or other purposes may be impaired;

         -        our leverage may place us at a competitive disadvantage;

         - our leverage may limit our ability to expand and otherwise meet our growth objectives; and

         - our leverage may hinder our ability to adjust rapidly to changing market conditions, and could make us more vulnerable in the event of a downturn in general economic conditions or our business.

         We do not assure you that we will be able to meet our debt service obligations, including our obligation under the notes.

TO REMAIN COMPETITIVE, WE MAY NEED ADDITIONAL FINANCING, WHICH MAY NOT BE AVAILABLE ON SATISFACTORY TERMS OR AT ALL.

         We expect the net proceeds from the sale of the notes in August 2000, together with existing cash and available borrowings under our credit facilities, will be sufficient for us to meet our working capital and capital expenditure requirements for at least the next 12 months. We may, however, need additional financing sooner if we

         -        expand faster than planned,

         -        develop services or products ahead of schedule,

         -        need to respond to competition or

         - decide to acquire complementary products, businesses or technologies.

         We may not be able to raise additional funds on terms satisfactory to us or at all. Furthermore, if we raise additional funds through the sale of equity or convertible or other debt securities, these transactions may dilute the value of our common stock. We may issue securities with rights, preferences and privileges senior to our common stock or the notes.

THE NOTES ARE SUBORDINATED TO OTHER INDEBTEDNESS.

         The notes are general unsecured obligations and subordinate in right of payment to all senior indebtedness. As of September 30, 2000, we had no senior indebtedness outstanding. The notes also are effectively subordinated to all indebtedness and other liabilities of our subsidiaries, including trade payables. As of September 30, 2000, our subsidiaries had aggregate liabilities of $19.1 million, excluding intercompany liabilities. The indenture permits us and our subsidiaries to incur additional senior indebtedness and we expect from time to time to incur additional indebtedness, including senior indebtedness. By reason of the subordination provisions in the indenture, in the event of the insolvency, liquidation, reorganization, dissolution or other winding-up of RadiSys, the creditors who are holders of senior indebtedness, as well as creditors with secured obligations that are not defined as indebtedness under the indenture, must be paid in full before payment of amounts due on the notes. Accordingly, insufficient assets may be remaining to pay amounts due on the notes after payments to these creditors.

WE MAY NOT BE ABLE TO SATISFY A CHANGE OF CONTROL OFFER.

         The indenture governing the notes contains provisions that apply to a change of our control. If someone triggers a change of control as defined in the indenture, we must offer to purchase the notes with cash, subject to the terms and conditions of the indenture. If we have to make that offer, we cannot be sure that we will have enough funds or that we will be able to arrange for additional financing to pay all of the notes that the holders could tender.

         The indenture permits us and our subsidiaries to incur additional senior indebtedness and we expect from time to time to incur additional indebtedness, including senior indebtedness. A change of control may constitute an event of default under any additional senior indebtedness that would permit the lenders to accelerate the debt under the senior indebtedness.

THERE IS NO PUBLIC MARKET FOR THE NOTES.

         The notes are eligible for trading on the PORTAL Market. Although the initial purchasers of the notes have advised us that they intend to make a market in the notes, they are not obligated to do so. The initial purchasers could stop making a market at any time without notice. Accordingly, no market for the notes may develop, and any market that develops may not last. If an active market for the notes fails to develop or continue, the trading price of the notes could be harmed. We do not intend to apply for listing of the notes on any securities exchange or other stock market.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by any selling securityholder of the notes or the underlying common stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

         The ratio of earnings to fixed charges for each of the periods indicated is as follows:

                                             Fiscal Year Ended December 31,                       Nine Months Ended
                                ----------------------------------------------------------    ---------------------------
                                                                                              September 30,  September 30,
                                  1995         1996        1997        1998        1999           1999            2000
                                ---------     -------     -------     -------     --------    -----------    ------------
Ratio of earnings to fixed
charges....................       8.4x         6.9x       28.4x        9.9x        14.0x         10.2x          13.2x


         We have calculated the ratio of earnings to fixed charges by dividing
(a) earnings before taxes adjusted for fixed charges by (b) fixed charges, which include interest expense plus the portion of interest expense under operating leases we deemed to be representative of the interest factor.

                              DESCRIPTION OF NOTES

         We issued 5 1/2% Convertible Subordinated Notes due 2007 under an indenture dated August 9, 2000 between us and U.S. Trust Company, N.A., as trustee. The terms of the notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers.

         The following description is only a summary of portions of the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of the indenture and the registration rights agreement from the trustee.

GENERAL

         The notes are:

         -        Limited to $100,000,000 aggregate principal amount;

         - general unsecured obligations, junior in right of payment to all of our existing and future senior debt and are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

         - convertible into our common stock at a conversion price of $67.8038 per share, subject to adjustment as described under "-Conversion Rights;"

         - redeemable at our option, in whole or in part, on or after August 20, 2003 at the redemption prices set forth under and subject to the conditions described in "-Optional Redemption," plus accrued and repaid interest to and excluding the redemption date;

         - subject to repurchase by us at your option if a change of control occurs; and

         - due on August 15, 2007 unless earlier converted, redeemed by us at our option or repurchased by us at your option.

         The notes are in denominations of $1,000 and integral denominations of $1,000 in fully registered form.

         The notes bear interest at an annual rate of 5 1/2% on the principal amount from August 9, 2000 or from the most recent date to which interest has been paid. We will pay interest in arrears on each February 15 and each August 15 of each year, commencing on February 15, 2001. Interest will be payable to holders of record at the close of business on the February 1 and August 1 (whether or not a business day) immediately preceding each respective interest payment date, except that interest payable upon redemption, unless the date of redemption is an interest payment date, will be payable to persons to whom principal is payable. Each payment of interest on the notes will include interest accrued through the day prior to the applicable interest payment date or the date of maturity (or earlier purchase, redemption or, in some circumstances, conversion), as the case may be. Any payment of principal and interest scheduled to be made on any day that is not a business day will be made on the next succeeding business day. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

         We will pay principal, interest and premium, if any, on global notes to DTC in immediately available funds. We will pay interest prior to maturity on:

         - definitive notes having an aggregate principal amount of $5,000,000 or less by check mailed to the holders of these notes and

         - definitive notes having an aggregate principal amount of more than $5,000,000 by wire transfer in immediately available funds at the election of the holders of these notes.

         We will pay principal, premium, if any, and interest at maturity on definitive notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

         The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring senior debt or any other indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of RadiSys except to the extent described under "-Repurchase at Option of Holders upon a Change of Control" below.

         You may present definitive notes for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York City, which shall initially be the office or agency of the trustee in New York City. For information regarding conversion, registration of transfer and exchange of global notes, see "-Form, Denomination and Registration."

CONVERSION RIGHTS

         You may convert any outstanding notes into shares of common stock at any time on or prior to the maturity date unless a note is called for redemption, in which case you may convert such note at any time before the close of business on the last business day prior to the redemption date. You may convert notes only in denominations of $1,000 and integral multiples of $1,000.

         The initial conversion rate for the notes is 14.7484 shares per $1,000 principal amount of notes, which is equivalent to a conversion price of $67.8038 per share. The conversion price and, as a result, the conversion rate are subject to adjustment in certain events as described below. A holder otherwise entitled to a fractional share of common stock upon conversion of notes will receive cash in an amount equal to the market value of that fractional share based upon the closing sale price of our common stock on the business day immediately preceding the conversion date.

         Except as provided below, you will not receive any interest that has accrued on your notes if you convert your notes into common stock on any day other than an interest payment date. By delivering to you the number of shares issuable upon conversion, together with a cash payment, if any, in lieu of fractional shares, we will satisfy our obligation with respect to the notes. Thus, accrued but unpaid interest will be deemed to be paid in full rather than canceled, extinguished or forfeited. If you convert your notes after a record date for an interest payment but prior to the corresponding interest payment date, you will receive on the interest payment date interest accrued and paid on such notes, notwithstanding the conversion of such notes prior to such interest payment date, because you will have been the holder of record on the corresponding record date. However, at the time you surrender such notes for conversion, you must pay us an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply to notes that are converted after being called by us for redemption. If we call your notes for redemption on a date that is after a record date for an interest payment but prior to the corresponding interest payment date, and prior to the redemption date you choose to convert your notes, you will not be required to pay us at the time you surrender such notes for conversion the amount of interest on such notes you will receive on the date that has been fixed for redemption. Furthermore, if we call your notes for redemption on a date that is prior to a record date for an interest payment date, and prior to the redemption date you choose to convert your notes, you will receive on the date that has been fixed for redemption the amount of interest you would have received if you had not converted your notes. Accrued but unpaid interest will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default described under "-Events of Default" below.

         You will not be required to pay any taxes or duties relating to the issuance or delivery of our common stock if you exercise your conversion rights, but you will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the common stock in a name other than yours. Certificates representing shares of common stock will be issued or delivered only after all applicable taxes and duties, if any, payable by you have been paid.

         To convert interests in a Rule 144A global note, you must deliver to DTC the appropriate instruction form for conversion pursuant to DTC's conversion program. To convert a definitive note, you must:

         - complete and execute the conversion notice on the back of the note (or a facsimile thereof),

         - deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent,

         - pay all funds required, if any, relating to interest on the notes to be converted to which you are not entitled, as described in the second preceding paragraph, and

         - pay all taxes or duties, if any, as described in the preceding paragraph.

         The conversion date will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. A certificate for the number of shares of common stock into which the notes are converted (and cash in lieu of any fractional shares) will be delivered as soon as practicable on or after the conversion date but in no event later than the seventh business day following the conversion date.

         We will adjust the initial conversion price for certain events, including:

                  (1) issuances of our common stock as a dividend or distribution on our common stock;

                  (2) certain subdivisions and combinations of our common stock;

                  (3) issuances to all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the current market price of our common stock;

                  (4) distributions to all holders of our common stock of shares of our capital stock (other than our common stock and the rights and warrants referred to clause (3)), evidences of our indebtedness or assets (including securities, but excluding:

                           (A) any dividends and distributions in connection
with a reclassification, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or

                           (B) any dividends or distributions paid exclusively
in cash);

                  (5) distributions consisting exclusively of cash to all holders of our common stock to the extent that such distributions, combined together with:

                           (A) all other such all-cash distributions made within
the preceding 12 months for which no adjustment has been made, plus

                           (B) any cash and the fair market value (as of the
expiration of any tender offer) of other consideration paid for any tender or exchange offers by us or any of our subsidiaries for our common stock expiring within the preceding 12 months for which no adjustment has been made;

exceeds 10% of our market capitalization on the record date for such distribution where market capitalization is the product of the then current market price of our common stock and the number of shares of our common stock then outstanding; and

                  (6) purchases of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries to the extent that the same involves an aggregate consideration that, together with:

                           (A) any cash and the fair market value of any other
consideration paid in any other tender or exchange offer by us or any of our subsidiaries for our common stock expiring within the 12 months preceding such tender offer for which no adjustment has been made, plus

                           (B) the aggregate amount of any all-cash
distributions referred to in clause (5) above to all holders of our common stock within 12 months preceding the expiration of a tender offer for which no adjustments have been made,

exceeds 10% of our market capitalization on the expiration of such tender or exchange offer.

         However, adjustment is not necessary if holders may participate in the transactions otherwise giving rise to an adjustment on a basis and with notice that our board of directors determines to be fair and appropriate, or in some other cases specified in the indenture.

         We will not make an adjustment in the conversion price unless such adjustment would require a change of at least 1% in the conversion price in effect at such time. We will carry forward and take into account in any subsequent adjustment any adjustment that would otherwise be required to be made. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

         If we:

         - reclassify or change our common stock (other than changes resulting from a subdivision or combination but including as a result of a compulsory share exchange) or

         - consolidate or combine with or merge into any person or sell or convey to another person all or substantially all of our property and assets,

and the holders of our common stock receive stock, other securities or other property or assets (including cash or any combination thereof) with respect to or in exchange for their common stock, the holders of the notes may convert the notes into the consideration they would have received if they had converted their notes immediately prior to such reclassification, change, consolidation, combination, merger, sale or conveyance. We may not become a party to any such transaction unless its terms are consistent with the foregoing.

         If a taxable distribution to holders of our common stock or other transaction occurs which results in any adjustment of the conversion price, including an adjustment at our option, you may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of our common stock. See "Certain United States Federal Income Tax Consequences."

         We may, from time to time and to the extent permitted by law, reduce the conversion price of the notes by any amount for any period of at least 20 days, in which case, we will give at least 15 days' notice of such decrease, if our board of directors has made the determination that such decrease would be in our best interests, which determination shall be conclusive. We may make such reductions in the conversion price, in addition to those set forth above, as we deem advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. No such decreases will be taken into account when calculating the conversion price for purposes of determining whether the closing price of our common stock exceeds 140% of the conversion price in connection with "-Optional Redemption."

OPTIONAL REDEMPTION

         We may not redeem the notes before August 20, 2003. On or after August 20, 2003 we may redeem the notes on at least 30 days' but not more than 60 days' notice to the holders of the notes, in whole at any time or in part from time to time, at the following redemption prices (expressed in percentages of the principal amount), together with accrued and unpaid interest to, but excluding, the redemption date:

                                                                      Redemption
Period                                                                  Price
------                                                                  -----
August 20, 2003 to August 14, 2004........................            103.143%
August 15, 2004 to August 14, 2005........................            102.357%
August 15, 2005 to August 14, 2006........................            101.571%
August 15, 2006 to August 14, 2007........................            100.786%

provided, however, we may only redeem the notes if the closing price of our common stock equals or exceeds 140% of the conversion price then in effect for at least 20 trading days within a period of 30 consecutive trading days ending on the trading day prior to the date the notice of the provisional redemption is mailed.

         If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or whole multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be taken from the portion selected for redemption.

REPURCHASE AT OPTION OF HOLDERS UPON A CHANGE OF CONTROL

         If a change of control (as defined below) occurs at any time prior to the maturity of the notes, you will have the right to require us to repurchase, in integral multiples of $1,000 of principal amount, any or all of your notes not previously called for redemption.

         We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased plus interest accrued and unpaid to, but excluding, the repurchase date. If the repurchase date falls after an interest record date and before the corresponding interest payment date, interest will be paid to the record holder of the notes. The repurchase date is 30 days after the date we give notice of a change of control.

         We will mail to you a notice of the occurrence of a change of control and of your resulting repurchase right arising as a result of the change of control within 20 days following the occurrence of a change of control. To exercise the repurchase right, you must deliver on or before the 29th day after we give notice of a change of control irrevocable written notice to the trustee of your exercise of your repurchase right, together with the notes with respect to which your right is being exercised.

         A "change of control" means an event or series of events in which:

         - any "person," including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act of 1934, acquires beneficial ownership, directly or indirectly, of shares of our capital stock entitling that person to exercise more than 50% of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans or

         - we consolidate or merge with or into any other corporation or business entity, or we convey, transfer, lease or otherwise dispose of all or substantially all of our properties and assets to another person, unless holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction.

         Beneficial ownership shall be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act (except that a person will be deemed to have beneficial ownership of all shares that such person has the right to acquire, either immediately or with the passage of time). The term "person" includes any syndicate or group which would be deemed to be a "person" under Section 13(d)(3) of the Exchange Act.

         No quantitative or other established meaning has been given to the phrase "all or substantially all," which appears in the definition of change of control, by courts that have interpreted this phrase in various contexts. In interpreting this phrase, courts, among other things, make a subjective determination as to the portion of assets conveyed, considering such factors as the value of assets conveyed, the proportion of an entity's income derived from the assets conveyed and the significance of those assets to the ongoing business of the entity. To the extent the meaning of such phrase is uncertain, uncertainty will exist as to whether or not a change of control may have occurred and, accordingly, as to whether or not holders of the notes will have the right to require us to repurchase their notes.

         Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

         The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

         Our ability to repurchase notes upon the occurrence of a change of control is subject to important limitations. The occurrence of a change of control could cause an event of default under, or be prohibited or limited by, the terms of senior debt that we have incurred or that we may incur in the future. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we do not assure you that we would have the financial resources, or would be able to arrange financing, to pay the repurchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a change of control would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under senior debt that we have incurred or that we may incur in the future. See "-Subordination" below.

         We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

SUBORDINATION

         The notes will be subordinated in right of payment to the prior payment in full of all of our existing and future senior debt. The indenture provides that in the event of any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our senior debt will first be paid in respect of all senior debt in full in cash or other payment satisfactory to the holders of senior debt before we make any payments of principal of, or premium, if any, and interest (including liquidated damages, if any) on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to the holders of senior debt of all obligations in respect of senior debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

         The indenture further provides if any default by us has occurred and is continuing in the payment of principal of or premium, if any, or interest on, rent or other payment obligations in respect of, any senior debt, no payment may be made on account of principal of, premium, if any, or interest on the notes (including any liquidated damages), until all such payments due in respect of that senior debt have been paid in full in cash or other payment satisfactory to the holders of that senior debt. During the continuance of any event of default with respect to any senior debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any senior debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made by us, directly or indirectly, with respect to principal of or premium, if any, or interest on the notes (including any liquidated damages, if any) for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that senior debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that senior debt has been paid in full in cash or other payment satisfactory to the holders of that senior debt. However, if the maturity of that senior debt is accelerated (or, in the case of a lease, as a result of such events of default, the landlord under the lease has given us notice of its intention to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), no payment may be made on the notes until that senior debt has been paid in full in cash or other payment satisfactory to the holders of that senior debt or such acceleration (or termination, in the case of the lease) has been cured or waived. Not more than one 179-day payment blockage period may occur in any consecutive 365-day period, irrespective of the number of defaults with respect to the senior debt during such period.

         By reason of such subordination provisions, in the event of insolvency, funds which we would otherwise use to pay the holders of notes will be used to pay the holders of senior debt to the extent necessary to pay senior debt in full in cash or other payment satisfactory to the holders of senior debt. As a result of these payments, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes.

         "Senior debt" means the principal of, premium, if any, interest (including all interest accruing subsequent to the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowable as a claim in any such proceeding) and rent payable on or termination payment with respect to or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, our indebtedness, whether outstanding on the date of the indenture or subsequently created, incurred, assumed, guaranteed or in effect guaranteed by us (including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing), unless in the case of any particular indebtedness, the instrument creating or evidencing such indebtedness or the assumption or guarantee thereof expressly provides that indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is equal with or junior to the notes. However, the term "senior debt" does not include our indebtedness to any of our subsidiaries of which we own, directly or indirectly, a majority of the voting stock.

         "Indebtedness" means, with respect to any person:

         (1) all indebtedness, obligations and other liabilities (contingent or otherwise) of that person for borrowed money (including obligations in respect of overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments) or evidenced by bonds, notes, or other instruments for the payment of money, or incurred in connection with the acquisition of any property, services or assets (whether or not the recourse of the lender is to the whole of the assets of such person or to only a portion thereof), other than any account payable or other accrued current liability or obligation to trade creditors incurred in the ordinary course of business in connection with the obtaining of materials or services;

         (2) all reimbursement obligations and other liabilities (contingent or otherwise) of that person with respect to letters of credit, bank guarantees, bankers' acceptances, surety bonds, performance bonds or other guarantees of contractual performance;

         (3) all obligations and liabilities (contingent or otherwise) in respect of (A) leases of such person required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on the balance sheet of such person, and (B) any lease or related documents (including a purchase agreement) in connection with the lease of real property which provides that such person is contractually obligated to purchase or cause a third party to purchase the leased property and thereby guarantee a minimum residual value of the leased property to the landlord and the obligations of such person under such lease or related document to purchase or to cause a third party to purchase the leased property;

         (4) all obligations of such person (contingent or otherwise) with respect to an interest rate or other swap, cap or collar agreement or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument oragreement;

         (5) all direct or indirect guaranties or similar agreements by that person in respect of, and obligations or liabilities (contingent or otherwise) of that person to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kind described in clauses (1) through
                  (4);

         (6) any indebtedness or other obligations described in clauses (1) through (4) secured by any mortgage, pledge, lien or other encumbrance existing on property which is owned or held by such person, regardless of whether the indebtedness or other obligation secured thereby shall have been assumed by such person; and

         (7) any and all deferrals, renewals, extensions and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kind described in clauses (1) through (6).

         At September 30, 2000, we had no senior debt. The indenture does not restrict the creation of senior debt or any other indebtedness in the future.

         The notes are effectively subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries. The indenture does not limit the amount of indebtedness or other liabilities our subsidiaries may incur. Our ability to make required interest, principal, repurchase, cash conversion or redemption payments on the notes may be impaired as a result of the obligations of our subsidiaries. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. Any right we have to receive assets of any of our future subsidiaries upon the latter's liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. At September 30, 2000, our subsidiaries had aggregate indebtedness and other liabilities (excluding obligations that would not appear on a consolidating balance sheet of any of our subsidiaries or that are inter-company in nature) of approximately $19.1 million.

         We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee's claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

EVENTS OF DEFAULT

         Each of the following constitutes an event of default under the indenture:

         (1) our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

         (2) our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

         (3) our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

         (4) a default under any indebtedness for money borrowed by us or any of our subsidiaries that is a "significant subsidiary" (within the meaning of Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission) or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary, the aggregate outstanding principal amount of which is in an amount in excess of $15 million, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding, which default:

                  - is caused by a failure to pay when due principal or interest on such indebtedness by the end of the applicable grace period, if any, unless such indebtedness is discharged or

                  - results in the acceleration of such indebtedness, unless such acceleration is waived, cured, rescinded or annulled;

         (5) certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a significant subsidiary or any group of two or more subsidiaries that, taken as a whole, would constitute a significant subsidiary; and

         (6) failure by us to deliver shares of common stock, together with cash instead of fractional shares, when those shares of common stock, or cash instead of fractional shares, are required to be delivered following conversion of a note, and that default continues for 10 days.

         The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

         If an event of default specified in clause (5) above occurs and is continuing, then automatically the principal of all the notes and the interest thereon shall become immediately due and payable. If an event of default shall occur and be continuing, other than with respect to clause (5) above (the default not having been cured or waived as provided under "-Modifications, Amendments, Waivers and Meetings" below), the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Except as provided below, such declaration may be rescinded or annulled either with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding or a majority in aggregate principal amount of the notes represented at a meeting at which a quorum (as specified under "-Modifications, Amendments, Waivers and Meetings" below) is present, in each case upon the conditions provided in the indenture.

         No holder of any note will have any right to pursue any remedy with respect to the indenture or the notes unless, among other things,

         - the holders of at least 25% in aggregate principal amount of the outstanding notes have made a written request to the trustee to pursue the relevant remedy and

         - the holders of a majority in aggregate principal amount of the outstanding notes have not given the trustee a direction inconsistent with that request within 60 days after receipt of that request.

However, the right of any holder to bring suit for the enforcement of any payment of principal, any redemption or repurchase amounts or interest in respect of those notes held by that holder on or after the respective due dates expressed in the notes, or the right to convert will not be impaired or adversely affected without that holder's consent. Accrued but unpaid interest will be payable upon any conversion of notes made concurrently with or after acceleration of the notes following an event of default.

         The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

         We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

CONSOLIDATION, MERGER OR ASSUMPTION

         Subject to your right to require us to repurchase the notes in the event of a change of control, we may, without the consent of the holders of notes, consolidate with, merge into or transfer or lease all or substantially all of our assets to any other corporation organized under the laws of the United States or any of its political subdivisions provided that:

         - the surviving corporation assumes all our obligations under the indenture and the notes,

         - at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing, and

         - an officer's certificate and an opinion of counsel is delivered to the trustee stating that the consolidation, merger, transfer or lease complies with the provisions of the indenture.

MODIFICATIONS, AMENDMENTS, WAIVERS AND MEETINGS

         The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

         - adding to our covenants for the benefit of the holders of notes;

         -        surrendering any right or power conferred upon us;

         - providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

         - providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

         - reducing the conversion price, provided that the reduction will not adversely affect the interests of the holders of notes;

         - complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

         - making any changes or modifications necessary in connection with the registration of the notes under the Securities Act of 1933 as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect;

         - curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of notes in any material respect; or

         - adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes.

         The indenture (including the terms and conditions of the notes) may also be modified or amended, and past defaults by us may be waived (other than a default of any payment on the notes or with respect to conversion rights of the notes, which may only be waived with the consent of each affected holder of notes), either:

         - with the written consent of the holders of at least a majority in aggregate principal amount of the notes then outstanding or

         - by the adoption of a resolution at a meeting of holders by at least a majority in aggregate principal amount of the notes represented at such meeting. (The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding and, at any reconvened meeting adjourned for lack of a quorum, 25% of the aggregate principal amount.)

         However, without the consent or the affirmative vote of each holder affected thereby, no modification or amendment to the indenture (including the terms and conditions of the notes) shall:

         - change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

         - reduce the principal amount of, or any premium or interest on (including any payment of liquidated damages), any note;

         - change the currency of payment of any note or interest thereon;

         - impair the right to institute suit for the enforcement of any payment on or with respect to any note;

         - modify our obligations to maintain an office or agency in New York City;

         - except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders upon a change of control or the conversion rights of holders of the notes;

         - modify the subordination provisions of the indenture in a manner adverse to the holders of notes;

         - modify the redemption provisions of the indenture in a manner adverse to the holders of notes;

         - reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

         - reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

SATISFACTION AND DISCHARGE

         We may satisfy and discharge our obligations under the indenture

         - by delivering to the trustee for cancellation all outstanding notes or

         - by depositing with the trustee, after the notes have become due and payable, whether at stated maturity or any other redemption date, or upon conversion or otherwise, cash or common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and all other sums payable by us under the indenture.

GOVERNING LAW

         The indenture and the notes will be governed by, and construed in accordance with, the laws of the State of New York.

INFORMATION CONCERNING THE TRUSTEE

         U.S. Trust Company, N.A., as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. ChaseMellon Shareholder Services, L.L.C. is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

REGISTRATION RIGHTS

         We have filed a registration statement, of which this prospectus forms a part, pursuant to a registration rights agreement we entered into with the initial purchasers in the initial private placement of the notes. Pursuant to the agreement, we will, at our expense, use our reasonable efforts to keep the shelf registration statement effective until the earliest of:

         -        August 9, 2002;

         - the date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act; and

         - the date when all of the notes and the common stock into which the notes are convertible that are owned by the holders who complete and deliver in a timely manner the selling securityholder election and questionnaire described below are registered under the shelf registration statement and disposed of in accordance with the shelf registration statement.

         Each holder who sells securities pursuant to the shelf registration statement generally will be:

         - required to be named as a selling shareholder in the related prospectus,

         -        required to deliver a prospectus to purchasers,

         - subject to certain of the civil liability provisions under the Securities Act in connection with such holder's sales and

         - bound by the provisions of the registration rights agreement which are applicable to such holder (including certain indemnification rights and obligations).

         We may suspend the use of the prospectus that is part of the shelf registration statement for a reasonable period not to exceed 60 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

         - the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing and

         - we reasonably determine that the disclosure of this material non-public information would have a material adverse effect on us and our subsidiaries taken as a whole.

         If,

         - we have not filed the shelf registration statement with the SEC prior to or on the 90th day following the earliest date of original issuance of any of the notes;

         - the shelf registration statement has not been declared effective prior to or on the 180th day following the earliest date of original issuance of any of the notes; or

         - the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment or a report filed pursuant to the Exchange Act or (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 60th day (each, a "registration default"), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semiannually in arrears, with the first semiannual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

         - an additional 0.50% of the principal amount to and including the 90th day following such registration default,

         - an additional 0.25% of the principal amount from the 91st to and including the 180th day following such registration default, and

         - an additional 0.25% of the principal amount from and after the 181st day following such registration default.

         In no event will liquidated damages accrue at a rate per year exceeding 1.00%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

         This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

FORM, DENOMINATION AND REGISTRATION

         DENOMINATION AND REGISTRATION. The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

         GLOBAL NOTES: BOOK-ENTRY FORM. Except as provided below, notes sold to "qualified institutional buyers" (as defined in Rule 144A under the Securities Act ("QIBs")) will be evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC's nominee.

         Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A QIB may hold its interests in the Rule 144A global notes directly through DTC if such QIB is a participant in DTC, or indirectly through organizations which are direct DTC participants if such QIB is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC's rules and will be settled in same-day funds. QIBs may also beneficially own interests in the Rule 144A global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

         So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes:

         - will not be entitled to have certificates registered in their names,

         - will not receive or be entitled to receive physical delivery of certificates in definitive form, and

         -        will not be considered holders of the global notes.

         The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global note to transfer the beneficial interest in the global note to such persons may be limited.

         We will wire, through the facilities of the trustee, payments of principal, premium, if any, and interest payments on the global notes to Cede & Co., the nominee of DTC, as the registered owner of the global notes. None of RadiSys, the trustee and any paying agent will have any responsibility or be liable for paying amounts due on the global notes to owners of beneficial interests in the global notes.

         It is DTC's current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global notes, to credit participants' accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in "street name."

         If you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

         Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

         Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

         DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of
Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

         Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global notes. None of RadiSys, the trustee or any of their respective agents will have any responsibility for the performance by DTC, or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

         According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

         DEFINITIVE NOTES. Definitive notes may be issued in exchange for notes represented by the global notes if we do not appoint a successor depositary as set forth above under "-Global Notes: Book-Entry Form" or in certain other circumstances set forth in the indenture.

                          DESCRIPTION OF CAPITAL STOCK

         We are authorized to issue 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

COMMON STOCK

         As of November 17, 2000, 17,346,874 shares of our common stock were outstanding and were held of record by 491 shareholders.

         Holders of common stock are entitled to receive dividends as may from time to time be declared by our board of directors out of legally available funds. Holders of common stock are entitled to one vote per share on all matters on which the holders of common stock are entitled to vote, and do not have any cumulative voting rights. Holders of common stock have no preemptive, conversion, redemption or sinking fund rights. If we are liquidated, dissolved or wound up, holders of common stock are entitled to share equally and ratably in our assets, if any, remaining after the payment of all our liabilities and the liquidation preference of any outstanding class or series of preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock that we may issue in the future, as described below.

PREFERRED STOCK


         As of November 17, 2000, no shares of our preferred stock were outstanding. The board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any series and the preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by our shareholders. The issuance of preferred stock by the board of directors could adversely affect the rights of holders of common stock.


         The potential issuance of preferred stock may have the effect of delaying, deterring or preventing a change in control, may discourage bids for the common stock at a premium over the market price of the common stock and may adversely affect the market price of, and the voting and other rights of the holders of, common stock. We have no plans to issue shares of preferred stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, L.L.C.


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

OREGON CONTROL SHARE AND BUSINESS COMBINATION STATUTES

         Oregon law may restrict the ability of our significant shareholders to exercise voting rights. The law generally applies to a person who acquires voting stock of an Oregon corporation in a transaction that results in that person holding more than 20%, 33 1/3% or 50% of the total voting power of the corporation. If such a transaction occurs, the person cannot vote the shares unless voting rights are restored to those shares by:

         - a majority of the outstanding voting shares, including acquired shares and

         - the holders of a majority of the outstanding voting shares, excluding the acquired shares and shares held by the corporation's officers and inside directors.

This law is construed broadly and may apply to persons acting as a group.

         The restricted shareholder may, but is not required to, submit to the corporation a statement setting forth information about itself and its plans with respect to the corporation. The statement may request that the corporation call a special meeting of shareholders to determine whether voting rights will be granted to the shares acquired. If a special meeting of shareholders is not requested, the issue of voting rights of the acquired shares will be considered at the next annual or special meeting of shareholders. If the acquired shares are granted voting rights and they represent a majority of all voting power, shareholders who do not vote in favor of granting voting rights will have the right to receive the appraised fair value of their shares. The appraised fair value will, at a minimum, be equal to the highest price paid per share by the person for the shares acquired in the transaction subject to this law.

         We are also subject to provisions of Oregon law that govern business combinations between corporations and interested shareholders. These provisions generally prohibit a corporation from entering into a business combination transaction with a person, or affiliate of that person, for a period of three years from the date the person acquires 15% or more of the voting stock of the corporation. For the purpose of this law, the prohibition generally applies to the following:

         -        a merger or plan of share exchange,

         - any sale, lease, mortgage, or other disposition of 10% or more of the assets of the corporation, and

         - transactions that result in the issuance of capital stock of the corporation to the 15% shareholder.

         The general prohibition does not apply, however, if

         - the 15% shareholder, as a result of the transaction in which the person acquired 15% of the shares, owns at least 85% of the outstanding voting stock of the corporation,

         - the board of directors approves the share acquisition or business combination before the shareholder acquired 15% or more of the corporation's outstanding voting stock, or

         - the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, excluding shares owned by the 15% shareholder, approve the transaction after the shareholder acquires 15% or more of the corporation's voting stock.

              CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         This section discusses the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of the notes and of the common stock into which the notes may be converted. This section addresses only beneficial owners who hold the notes or common stock as capital assets. This section does not address holders that may be subject to special tax rules, such as financial institutions, insurance companies, dealers in securities, persons that mark-to-market their securities, persons that hold notes or common stock as part of a "straddle," "hedge" or "synthetic security transaction" (including a "conversion" transaction), persons with a "functional currency" other than the U.S. dollar, some retirement plans, and tax-exempt organizations. This section is based upon U.S. federal tax laws and Treasury regulations as now in effect and interpreted and does not take into account possible changes in these tax laws or interpretations, any of which may be applied retroactively. It does not include any description of the tax laws of any state, local or foreign government or the alternative minimum tax consequences, if any, that may be applicable to the notes or common stock or a holder of the notes or common stock. If a partnership holds the notes or common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the notes or common stock should consult the partner's own tax advisor.

         THIS SECTION IS FOR GENERAL INFORMATION ONLY AND DOES NOT DISCUSS ALL ASPECTS OF U.S. FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF THE NOTES OR COMMON STOCK IN LIGHT OF THE HOLDER'S PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. HOLDERS OF THE NOTES OR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

U.S. TAXATION OF U.S. HOLDERS

         The following is a summary of the material U.S. federal income tax consequences that will apply to a holder that is a U.S. holder of the notes or common stock. For purposes of this discussion, "U.S. holder" means a beneficial owner of a note that is:

         -        a citizen or resident of the United States;

         - a corporation or partnership created or organized in or under the laws of the United States or any state or political subdivision of the United States;

         - an estate, the income of which is subject to United States federal income taxation regardless of its source;

         - a trust that (i) is subject to the primary supervision of a court within the United States and for which one or more United States persons have the authority to control all substantial decisions of the trust or (ii) is treated as a United States person pursuant to a valid election in effect under applicable United States Treasury regulations; or

         - a person whose worldwide income or gain is otherwise subject to U.S. federal income taxation on a net income basis with respect to the notes or common stock.

         PAYMENT OF INTEREST. Interest on a note generally will be taxable as ordinary income at the time it is paid or accrued in accordance with the holder's method of accounting for tax purposes. In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest income as "original issue discount" over the term of the instrument. The notes were not issued with original issue discount. We may be required to make additional payments to holders of the notes as liquidated damages, however, if we do not file or cause to be declared effective the shelf registration of which this prospectus is a part, as described under "Description of Notes--Registration Rights." The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder's interest income if, as of the date the notes were issued, the contingency was "remote." We believe that as of the date the notes were issued, the possibility that we would pay liquidated damages was remote. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position. If, contrary to expectations, we pay liquidated damages, U.S. holders would be required to recognize additional interest income.

         CONVERSION OF NOTES. Conversion of the notes into common stock will not be treated as a taxable "exchange" for U.S. federal income tax purposes because the conversion will occur by operation of the terms of the notes. As a result, there generally will be no gain or loss recognized by holders who choose to convert notes into common stock pursuant to the notes' terms, except to the extent of cash received in lieu of a fractional share of common stock. The amount of gain or loss on the deemed sale of such fractional conversion share will be equal to the difference between the amount of cash received in respect of such fractional share of common stock and the portion of the holder's tax basis in the note that is allocable to the fractional conversion share. The tax basis of the common stock received upon a conversion will be equal to the adjusted tax basis of the note that was converted, reduced by the portion of the tax basis that is allocable to any fractional share of common stock. A holder's holding period for shares of common stock will include the period during which such holder held the notes.

         ADJUSTMENT OF CONVERSION RATE. The conversion price of the notes will be adjusted in certain circumstances. Under Section 305(c) of the Internal Revenue Code of 1986, as amended (the "Code"), adjustments (or failures to make adjustments) that have the effect of increasing a holder's proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to that holder, regardless of whether the holder receives any cash or property. Similarly, a failure to adjust the conversion price of the notes to reflect a stock dividend or other event increasing the proportionate interest of shareholders of outstanding common stock can in some circumstances give rise to deemed distributions to such shareholders. Deemed distributions will be treated as a dividend, return of capital or capital gain in accordance with the earnings and profits rules discussed under "--Distributions on Common Stock" below.

         DISTRIBUTIONS ON COMMON STOCK. Distributions on common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined according to U.S. federal income tax principles. Dividends paid to U.S. holders that are U.S. corporations may qualify for the dividends-received deduction. Noncorporate taxpayers and certain corporations are not entitled to the dividends-received deduction.

         To the extent, if any, that a U.S. holder receives a distribution on common stock that otherwise would constitute a dividend for U.S. federal income tax purposes but that exceeds our current and accumulated earnings and profits, the distribution will be treated first as a nontaxable return of capital reducing the U.S. holder's tax basis in the common stock. Any excess of the distribution over the U.S. holder's tax basis in the common stock will be treated as capital gain.

         SALE OR EXCHANGE OF NOTES OR COMMON STOCK. In general, subject to the discussion under "--Market Discount and Bond Premium" below:

         - A U.S. holder of a note will recognize capital gain or loss upon the sale, redemption, retirement or other disposition of the note measured by the difference between the amount of cash and the fair market value of any property received (except to the extent attributable to the payment of accrued interest) and such U.S. holder's adjusted tax basis in the note, and

         - A U.S. holder of common stock received upon conversion of a convertible note will recognize capital gain or loss upon the sale, exchange, redemption or other disposition of the common stock under rules similar to the computation of gain or loss on the disposition of the notes. However, special rules may apply to a redemption of common stock that may cause the proceeds of the redemption to be treated as a dividend.

         In general, the maximum tax rate for noncorporate taxpayers on long-term capital gain is 20% with respect to capital assets, including the notes and common stock, but only if the capital assets have been held for more than 12 months at the time of disposition. Deductibility of capital losses is subject to limitations.

         MARKET DISCOUNT AND BOND PREMIUM Resale of notes may be affected by the impact on a purchaser of the market discount and bond premium provisions of the Code. For this purpose, market discount on a note generally will be equal to the amount, if any, by which the stated redemption price at maturity of the note immediately after its acquisition exceeds the U.S. holder's adjusted tax basis in the note. Subject to a DE MINIMUS exception, a U.S. holder who acquires a note at a market discount generally will be required to treat as ordinary income
(i) any gain recognized on a taxable disposition of the note to the extent of the accrued market discount on the note at the time of disposition, and (ii) unrealized appreciation on certain non-taxable dispositions, unless the U.S. holder elects to include accrued market discount in income currently. If a U.S. holder makes a gift of a note, accrued market discount, if any, will be recognized as if the U.S. holder had sold the note for a price equal to its fair market value. In general, market discount will be treated as accruing on a straight-line basis over the portion of the term of the note remaining at the time of acquisition, or, at the election of the U.S. holder, under a constant yield method. A U.S. holder who acquires a note at a market discount and who does not elect to include accrued market discount in income currently may be required to defer deduction of a portion of the interest on any indebtedness incurred or maintained to purchase or carry the note until the note (or common stock received upon conversion) is disposed of in a taxable transaction. An election to include accrued market discount currently will apply to all debt instruments acquired by the U.S. holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the Internal Revenue Service ("IRS"). If a U.S. holder acquires a note with a market discount and receives common stock upon conversion of the note, the amount of accrued market discount not previously included in income with respect to the note through the date of conversion will be treated as ordinary income upon the disposition of the common stock.

         Bond premium on a note generally will be equal to the amount, if any, by which the U.S. holder's adjusted tax basis in the note immediately after its acquisition exceeds all amounts payable on the note, excluding stated interest. In general, a U.S. holder may elect to amortize bond premium over the remaining term of the convertible note on a constant yield method. For the purpose of computing the amount of bond premium allocable to any accrual period, we will be presumed to exercise our call option if, using the call date as the maturity date and the corresponding redemption price as the stated redemption price at maturity, there is a smaller amortizable bond premium for the period ending on the call date. See "Description of Notes--Optional Redemption." The amount of bond premium allocable to any accrual period is offset against the stated interest allocable to that accrual period (any excess may be deducted, subject to certain limitations). An election to amortize bond premium applies to all taxable debt instruments held at the beginning of the first day of the taxable year to which such election applies and thereafter acquired by the U.S. holder and may be revoked only with the consent of the IRS.

U.S. TAXATION OF NON-U.S. HOLDERS

         The following is a summary of the material U.S. federal income tax consequences resulting from the ownership of the notes or common stock by a beneficial owner that is a non-U.S. holder. The term "non-U.S. holder" means a beneficial owner of a note or common stock that is not a U.S. holder. The discussion below does not address non-U.S. holders that hold the notes or common stock in connection with a U.S. trade or business or non-U.S. holders that have a functional currency other than the U.S. dollar.

         INTEREST. In general, payments of interest to, or on behalf of, a non-U.S. holder will not be subject to U.S. federal withholding tax if all of the following requirements are satisfied:

         - the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

         -        the non-U.S. holder is not

                  - a controlled foreign corporation related to us through stock ownership or

                  - a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code and

         - the non-U.S. holder provides a statement signed under penalties of perjury that includes the non-U.S. holder's name and address and certifies that the holder is not a U.S. person, in compliance with applicable requirements of U.S. Treasury regulations, or an exemption is otherwise established.

         If these requirements cannot be satisfied, a non-U.S. holder will be subject to U.S. federal withholding tax at a rate of 30%, or a lower treaty rate, if applicable, on interest payments on the notes.

         CONVERSION OF NOTES. Non-U.S. holders generally will not recognize any income, gain or loss on converting the notes into common stock. Any gain recognized as a result of the receipt of cash in lieu of a fractional share of stock also will generally not be subject to U.S. federal income tax. See "--Sale or Exchange of Notes or Common Stock."

         ADJUSTMENT OF CONVERSION RATE. The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to non-U.S. holders of the notes. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal tax on dividends in respect of common stock. See "--Distributions on Common Stock" below.

         DISTRIBUTIONS ON COMMON STOCK. Distributions on common stock will constitute dividends for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends on common stock held by a non-U.S. holder generally will be subject to U.S. federal withholding tax at a rate of 30%, or lower treaty rate, if applicable. Dividends that are effectively connected with conduct of a trade or business within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment, however, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable rates. If the non-U.S. holder is a foreign corporation, any such effectively connected dividends may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To be eligible for a reduced treaty rate or an exemption from withholding pursuant to any of the foregoing rules, non-U.S. holders may be required to make certain certifications and provide certain forms.

         SALE OR EXCHANGE OF NOTES OR COMMON STOCK. Except as described below, and subject to the discussion concerning backup withholding below, any gain realized by a non-U.S. holder on sale, exchange, retirement or other disposition of a note or common stock generally will not be subject to U.S. federal income tax, unless:

         -        the gain is effectively connected with conduct by the non-U.S.
                  holder of a trade or business within the United States,

         - the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are satisfied,

         - the non-U.S. holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain United States expatriates or

         - the rules of the Foreign Investment in U.S. Real Property Tax Act ("FIRPTA") (described below) treat the gain as effectively connected with a U.S. trade or business.

         The FIRPTA rules may apply to a sale, exchange or other disposition of the notes or common stock if we are, or were within five years before the sale, exchange or other disposition, a "U.S. real property holding corporation" ("USRPHC"). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. Even if we were a USRPHC, the FIRPTA rules would apply to a disposition of the notes or common stock by a non-U.S. holder only if the holder owned, directly or indirectly, 5% of our common stock at some time within the five-year period before the holder's disposition of the notes or common stock. For this purpose, the non-U.S. holder would be treated as owning the stock that the holder could acquire upon conversion of the notes. If all of these conditions were met, and the FIRPTA rules applied to the sale, exchange or other disposition of the notes or common stock by a non-U.S. holder, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and would thus be subject to U.S. federal income tax.

         INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS. The preceding discussion of the tax consequences of purchase, ownership or disposition of the notes or common stock by a non-U.S. holder assumes that the holder is not engaged in a U.S. trade or business. If any interest on the notes, dividends on common stock, or gain from sale, exchange or other disposition of the notes or common stock is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the income or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder's country of residence, any effectively connected income or gain will be subject to U.S. federal income tax only if it is also attributable to a permanent establishment maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore are included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the non-U.S. holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business generally is subject to a "branch profits tax." The branch profits tax rate generally is 30%, although an applicable tax treaty might provide for a lower rate.

         FEDERAL ESTATE TAXES. A note held by an individual who is a non-U.S. holder at the time of his or her death will not be subject to U.S. federal estate tax if any interest received on the note, had it been received by the holder before death, would not have been effectively connected with the conduct of a trade or business in the United States and the individual did not own, actually or constructively at the date of death, 10% or more of the total voting power of all our voting stock.

IRS REPORTING AND BACKUP WITHHOLDING

         IN GENERAL. Certain noncorporate U.S. holders may be subject to IRS reporting and backup withholding at a rate of 31% on payments of interest on the notes, dividends on common stock and proceeds from sale or other disposition of the notes or common stock. Backup withholding will only be imposed where the noncorporate U.S. holder:

         - fails to furnish the noncorporate U.S. holder's taxpayer identification number ("TIN"), which ordinarily would be his or her social security number,

         -        furnishes an incorrect TIN,

         - is notified by the IRS that he or she has failed to properly report payments of interest or dividends or

         - in certain circumstances, fails to certify, under penalties of perjury, that he or she has furnished a correct TIN and has not been notified by the IRS that he or she is subject to backup withholding.

         We also must institute backup withholding on payments made to a noncorporate U.S. holder if instructed to do so by the IRS. Failure to provide us with a correct TIN may subject the holder to penalties imposed by the IRS.

         We will report annually to the IRS and to each non-U.S. holder any interest and dividends paid with respect to a note or common stock, respectively, that is subject to U.S. federal withholding tax or that is exempt from such tax under an applicable treaty or the Code. We also will report to the IRS and to each non-U.S. holder any such income paid that is exempt from U.S federal withholding tax because it is effectively connected with that non-U.S. holder's U.S. trade or business. However, a non-U.S. holder will not be subject to IRS reporting or backup withholding if we have received appropriate certification statements from or on behalf of the non-U.S. holder, unless we have actual knowledge that the non-U.S. holder is a U.S. person. Payment of proceeds from disposition of the notes or common stock to or through the U.S. office of any U.S. or foreign broker will be subject to IRS reporting and possibly backup withholding if the broker has actual knowledge that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied, or if the owner does not certify as to its non-U.S. status under penalties of perjury or otherwise establish an exemption. Payment of proceeds from disposition of a note or common stock to or through a non-U.S. office of a non-U.S. broker that is not a U.S. related person will not be subject to IRS reporting or backup withholding. For this purpose, a U.S. related person is:

         - a controlled foreign corporation for U.S. federal income tax purposes,

         - a non-U.S. person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with conduct of a U.S. trade or business, or

         - with respect to payments made after December 31, 2000, a foreign partnership, if, at any time during its tax year, one or more of its partners are U.S. persons, as defined in Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, the foreign partnership is engaged in a U.S. trade or business.

         In the case of payment of proceeds from disposition of notes or common stock to or through a non-U.S. office of a broker that is a U.S. related person, Treasury regulations require the payment to be reported to the IRS, unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a U.S. person or a U.S. related person, absent actual knowledge that the payee is a U.S. person.

         Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a credit against the holder's U.S. federal income tax liability, if any, or otherwise will be refundable, if the requisite procedures are followed. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

         PROSPECTIVE FINAL REGULATIONS. Final regulations were published on October 14, 1997 and amended on May 15, 2000 that modify the requirements imposed on a non-U.S. holder and certain intermediaries for establishing the recipient's status as a non-U.S. holder eligible for exemption from U.S. federal withholding tax and backup withholding described above. The new regulations generally are effective for payments made after January 1, 2001, subject to certain transitional rules. In general, the new regulations do not significantly alter the substantive withholding and IRS reporting requirements, but, rather, unify current certification procedures and forms and clarify reliance standards. In addition, the new regulations impose more stringent conditions on the ability of a financial intermediary acting for a non-U.S. holder to provide certifications on behalf of the non-U.S. holder, which may require such intermediary to enter into an agreement with the IRS providing, among other things, for periodic audits by an IRS-approved external auditor or the IRS of certain documentation with respect to such certifications. The new regulations also specify procedures for documenting eligibility for benefits under tax treaties. Non-U.S. holders should consult their own tax advisors to determine the application of the new regulations to their particular circumstances.

                             SELLING SECURITYHOLDERS

         We originally issued the notes in a private placement in August 2000. Selling securityholders may offer and sell the notes and the underlying common stock pursuant to this prospectus.

         The following table contains information obtained by RadiSys pursuant to a request made to the selling securityholders on September 27, 2000, with respect to the selling securityholders and the principal amount of notes and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus.


                                                  Principal                                Number of
                                                  amount of                                shares of
                                                    notes                                    common         Percentage of
                                                 beneficially        Percentage of         stock that          common
                                                  owned that             notes               may be            stock
      Name of selling securityholder             may be sold         outstanding             sold(1)        outstanding(2)
-------------------------------------------    -----------------    -----------------    ---------------    --------------
AAM/Zazove Institutional Income Fund, L.P.     $    1,100,000             1.10%               16,223               *

Aftra Health Fund                              $      250,000              *                   3,687               *

AIG/National Union Fire Insurance              $      850,000              *                  12,536               *

Alta Partners Holdings, LDC                    $    2,000,000             2.00%               29,496               *

Argent Classic Convertible Arbitrage Fund      $    6,500,000             6.50%               95,864               *
(Bermuda) L.P.

Banc of America Securities, LLC(3)             $    6,275,000             6.28%               92,546               *

BP Amoco Corporation Master Trust for          $      950,000              *                  14,011               *
Employee Pension Plans

Brown & Williamson Tobacco Master              $      250,000              *                   3,687               *
Retirement Trust

CALAMOS-Registered Trademark- Market           $    1,250,000             1.25%               18,435               *
Neutral Fund-CALAMOS-Registered Trademark-
Investment Trust

CIBC World Markets International               $    1,500,000             1.50%               22,122               *
Arbitrage Corp

Clinton Riverside Convertible Portfolio        $    4,500,000             4.50%               66,367               *
Limited

Consulting Group Capital Markets Funds         $      300,000              *                   4,424               *

Continental Assurance Company                  $    4,730,000             4.73%               69,760               *

Deam Convertible Arbitrage                     $    2,000,000             2.00%               29,496               *

Deutsche Bank Securities                       $    3,875,000             3.88%               57,150               *

Grace Brothers, Ltd.                           $    1,750,000             1.75%               25,809               *

Highbridge International LLC                   $    5,500,000             5.50%               81,116               *

Island Holdings                                $       50,000              *                     737               *

JMG Capital Partners, LP                       $    5,500,000             5.50%               81,116               *

KBC Financial Products                         $      200,000              *                   2,949               *

Kentfield Trading, Ltd.                        $    7,125,000             7.13%              105,082               *


                                       51

                                                  Principal                                Number of
                                                  amount of                                shares of
                                                    notes                                    common         Percentage of
                                                 beneficially        Percentage of         stock that          common
                                                  owned that             notes               may be            stock
      Name of selling securityholder             may be sold         outstanding             sold(1)        outstanding(2)
-------------------------------------------    -----------------    -----------------    ---------------    --------------
Lipper Convertibles, L.P.                      $    3,500,000             3.50%               51,619               *

Lipper Convertibles Series II, L.P.            $    2,500,000             2.50%               36,871               *

Mainstay Convertible Fund                      $    7,250,000             7.25%              106,926               *

Mainstay VP Convertible Portfolio              $      750,000              *                  11,061               *

McMahan Securities Co. L.P.                    $        1,000              *                      14               *

Nalco Chemical Company                         $      325,000              *                   4,793               *

Palladin Securities                            $    1,000,000             1.00%               14,748               *

Peoples Benefit Life Insurance                 $    3,000,000             3.00%               44,245               *

Peoples Benefit Life Insurance Company         $    1,500,000             1.50%               22,122               *
TEAMSTERS

PGEP III LLC                                   $    1,000,000             1.00%               14,748               *

Retail Clerks Pension Trust                    $    2,500,000             2.50%               36,871               *

SG Cowen Securities(3)                         $   10,449,000            10.45%              154,106               *

St. Albans Partners Ltd.                       $    3,000,000             3.00%               44,245               *

San Diego County Employees Retirement          $    2,800,000             2.80%               41,295               *
Association

Starvest Combined Portfolio                    $    1,050,000             1.05%               15,485               *

WM High Yield Fund                             $    2,000,000             2.00%               29,496             4.66%

Zurich HFR Master Hedge Fund Index Ltd.        $      220,000              *                   3,244               *

Any other holder of Notes or future            $      700,000              *                  10,323               *
transferee, pledgee, donee or successor
of any holder (4) (5)


---------------
*Less than 1%

(1) Assumes conversion of all of the holder's notes at a conversion price of $67.8038 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2) Calculated based on Rule 13d-3(d)(1) of the Exchange Act using 17,346,874 shares of common stock outstanding as of November 17, 2000. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes. Except for WM High Yield Fund, none of the selling securityholders beneficially owns any common stock of RadiSys other than the common stock issuable upon conversion of the notes. In addition to the common stock issuable upon conversion of the notes held by WM High Yield Fund as set forth in this table, WM High Yield Fund also beneficially owns 779,045 shares of common stock of RadiSys.


(3) Banc of America Securities, LLC and SG Cowen Securities were among the initial purchasers of the notes when the notes were originally issued in August 2000.


(4) Information about other selling securityholders will be set forth in prospectus supplements, if required.

(5) Assumes that any other holders of notes, or any future transferees, pledgees, donees or successors of or from any such other holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.


         We prepared this table based on the information supplied to us by the selling securityholders named in the table.

         The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the dates as of which the information in the above table was supplied to us. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if required.

         Because the selling securityholders may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         We will not receive any of the proceeds of the sale of the notes and the underlying common stock offered by this prospectus. The notes and the underlying common stock may be sold from time to time to purchasers:

         -        directly by the selling securityholders or

         - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the notes and the underlying common stock.

         The selling securityholders and any such broker-dealers or agents who participate in the distribution of the notes and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the notes and underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed underwriters, the selling securityholders may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

         If the notes and underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.

         The notes and underlying common stock may be sold in one or more transactions at:

         -        fixed prices,

         -        prevailing market prices at the time of sale,

         -        varying prices determined at the time of sale or

         -        negotiated prices.

         These sales may be effected in transactions:

         - on any national securities exchange or quotation service on which the underlying common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market, in the case of the common stock,

         -        in the over-the-counter market,

         - in transactions otherwise than on such exchanges or services or in the over-the-counter market or

         -        through the writing of options.

         These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

         In connection with sales of the notes and underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes and underlying common stock in the course of hedging their positions. The selling securityholders may also sell the notes and underlying common stock short and deliver notes and underlying common stock to close out short positions, or loan or pledge notes and underlying common stock to broker-dealers that in turn may sell the notes and underlying common stock.

         We are not aware of any plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the notes and the underlying common stock offered by them pursuant to this prospectus. In addition, we do not assure you that any selling securityholder will not transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

         Our common stock trades on the Nasdaq National Market under the symbol "RSYS." We do not intend to apply for listing of the notes on any securities exchange or for quotation through Nasdaq. Accordingly, we give you no assurance as to the development of liquidity or any trading market for the notes. See "Risk Factors--There is no public market for the notes."

         We do not assure you that any selling securityholder will sell any or all of the notes or underlying common stock pursuant to this prospectus. In addition, any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

         Pursuant to the registration rights agreement filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the other against specified liabilities, including various liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

         We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                  LEGAL MATTERS


         The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Stoel Rives LLP, Portland, Oregon, and the enforceability of the notes offered by the prospectus will be passed upon for us by Simpson Thacher & Bartlett, New York, New York.


                                    EXPERTS

         The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.